Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are referred to the SENS announcements published on November 8, 2018 and November 15, 2018 wherein shareholders were advised that Gert Pretorius had exercised 1 100 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell 748 000 of these shares to cover primarily the strike price and resultant tax implications of the transactions. At the conclusion of the transaction, Gert Pretorius will have increased his shareholding in MiX Telematics by 352 000 ordinary shares, bringing his total shareholding to 689 854.

Shareholders are accordingly advised that, to date, Gert Pretorius has sold 406 500 shares. This includes the trade below.

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	November 15, 2018
Class of securities:	Ordinary shares
Number of securities	94 914
Highest traded price per security:*	R10.36
Weighted average price per security:	R10.10150
Lowest traded price per security:*	R10.10
Total value:	R958 773.77
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes
* Highest and lowest traded prices per security on the market on the day.

November 19, 2018

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